# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TrueBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 54 St. Emanuel Street, Mobile, Alabama (AL), 36602
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001846677

## Reporting persons
- Nellore Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 789,472; sole dispositive power 0; shared dispositive power 789,472; aggregate amount beneficially owned 789,472 (5.2% of the class)
  Comment: The denominator for this calculation is based on 15,011,642 outstanding shares of Common Stock outstanding as of August 5, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 8, 2025.
- Nellore Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 574,123; sole dispositive power 0; shared dispositive power 574,123; aggregate amount beneficially owned 574,123 (3.8% of the class)
  Comment: The denominator for this calculation is based on 15,011,642 outstanding shares of Common Stock outstanding as of August 5, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 8, 2025.
- Nellore Capital Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 574,123; sole dispositive power 0; shared dispositive power 574,123; aggregate amount beneficially owned 574,123 (3.8% of the class)
  Comment: The denominator for this calculation is based on 15,011,642 outstanding shares of Common Stock outstanding as of August 5, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 8, 2025.
- Sakya Duvvuru: type of reporting person: individual (IN); citizenship or place of organization: India (K7); sole voting power 0; shared voting power 789,472; sole dispositive power 0; shared dispositive power 789,472; aggregate amount beneficially owned 789,472 (5.2% of the class)
  Comment: The denominator for this calculation is based on 15,011,642 outstanding shares of Common Stock outstanding as of August 5, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 8, 2025.

## Item 1. Issuer
Name of issuer: TrueBridge, Inc.
Address of issuer's principal executive offices: 54 St. Emanuel Street, Mobile, Alabama, 36602

## Item 2. Person Filing
Name of person filing:
(i) Nellore Capital Management, LLC, a Delaware limited liability company and the investment manager (the "Investment Manager") of NCP and separately managed account clients (the "Managed Accounts");
(ii) Nellore Capital Partners, LP, a Delaware limited partnership ("NCP");
(iii) Nellore Capital Partners GP LLC, a Delaware limited liability company and the general partner (the "General Partner") of NCP, with respect to the shares held by NCP; and
(iv) Sakya Duvvuru ("Mr. Duvvuru"), is an Indian citizen and a U.S. permanent resident, and the managing member of the Investment Manager with respect to the shares held by NCP and the Managed Accounts, and of the General Partner with respect to the shares held by NCP.
Address of principal business office or, if none, residence:
PO BOX 1237
855 JEFFERSON AVENUE
REDWOOD CITY, CA 94063
Citizenship: The citizenship of each Reporting Person is set forth above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Percent of class: The shares of Common Stock reported hereby for NCP are owned directly by NCP. The Investment Manager, as investment manager of the NCP and the Managed Accounts, may be deemed to be the beneficial owner of all such shares owned by NCP and the Managed Accounts. The General Partner, as general partner of NCP, may be deemed to be the beneficial owner of all of such shares owned by NCP. Mr. Duvvuru, as managing member of the Investment Manager, and managing member of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such shares owned by NCP and the Managed Accounts. Each of the Investment Manager, the General Partner and Mr. Duvvuru hereby disclaims any beneficial ownership of any such shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 789472
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 789472

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nellore Capital Management LLC: Sakya Duvvuru, Nellore Capital Management LLC (10/08/2025)
- Nellore Capital Partners LP: Sakya Duvvuru, Nellore Capital Partners LP (10/08/2025)
- Nellore Capital Partners GP LLC: Sakya Duvvuru, Nellore Capital Partners GP LLC (10/08/2025)
- Sakya Duvvuru: Sakya Duvvuru, Sakya Duvvuru (10/08/2025)